[Home Depot Letterhead]

July 25, 2013

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83 HAS BEEN REQUESTED BY THE HOME DEPOT, INC., WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Rufus Decker, Accounting Branch Chief
Ernest Greene, Staff Accountant

Re:	The Home Depot, Inc.
Form 10-K for the Year Ended February 3, 2013
Filed March 28, 2013
File No. 1-8207

Dear Mr. Decker:

This letter responds to the letter dated July 16, 2013 from the U.S. Securities and Exchange Commission (the “Commission”) to The Home Depot, Inc. (the “Company”) setting forth the comments of the staff of the Commission (the “Staff”) on the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2013 (the “2012 Form 10-K”). This letter is being filed with the Commission on EDGAR supplementally as correspondence, and a complete copy of this letter in paper format is also being forwarded by courier. Please note that this letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance and that asterisks, as indicated below, denote such omissions.

We respectfully request, pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”), that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552) be afforded to the redacted portions of our responses (the “Confidential Materials”). The Confidential Materials are marked herein with bracketed asterisks (“[***]”), and the page on which they appear is marked with the confidentiality legends required by Rule 83. We believe that the Confidential Materials contain information which is covered by one or more exemptions in the FOIA, for reasons of business confidentiality. If any person who is not an employee of the Commission, including any other government employee, requests an opportunity to inspect or copy the materials referred to herein, pursuant to the FOIA or otherwise, we request in accordance with Rule 83 that we be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that we may further substantiate the foregoing request for confidential treatment.

The Staff’s comments have been reproduced below followed by the Company’s response.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY THE HOME DEPOT, INC.
Mr. Rufus Decker
July 25, 2013

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: In our responses below to the Staff’s requests for additional disclosures or other revisions, we provide the additional disclosures or revisions that we currently would expect to make in our future filings, based on the relevant facts for the fiscal year ended February 3, 2013 (“fiscal 2012”). The actual disclosures in our future filings are subject to change based on changes in the underlying facts.

Our Business, page 2
Net Sales of Major Product Groups, page 5

2.
In your earnings calls and on pages 20 and 21, you discuss comparable store sales by department. However, the product groups for which you present sales information on page 5 appear to be highly aggregated in comparison. Please revise your disclosures on page 5 to breakout your product groups into smaller and more meaningful components, like your departments. Please also similarly include the product information required by ASC 280-10-50-40 in the footnotes to your financial statements.

Response: In future filings, we will present sales information for major product groups at a department level in Part I, Item 1. Business, and in the footnotes to our consolidated financial statements. The departments for which sales information will be presented include: Lumber, Building Materials, Flooring, Paint, Hardware, Tools, Bath, Plumbing, Electrical, Lighting, Outdoor Garden, Indoor Garden, Kitchen, Millwork, and Décor.

Management’s Discussion and Analysis, page 17
Executive Summary and Selected Consolidated Statement of Earnings Data, page 17

3.
On page 19, you indicate that comparable store sales includes net sales at locations open greater than 12 months, including relocated and remodeled stores and excluding closed stores. Please disclose the percentage of your net sales that are online sales and state whether these online sales are included or excluded from comparable stores sales. If online sales are included in comparable store sales, please address the extent to which online sales impacted the increase or decrease in comparable store sales from period to period.

Response: Our comparable store sales calculation includes our online sales. As discussed in our 2012 Form 10-K under Operating Strategy on page 2 and Executive Summary and Selected Consolidated Statements of Earnings Data on page 17, we are focused on an interconnected retail strategy that encompasses all commerce channels, with the stores and online working together to drive sales. We have expanded our offerings to allow customers to buy how, when and where they want through programs such as Buy Online, Ship to Store (“BOSS”) and Buy Online, Pick-Up In Store (“BOPIS”). Further, customers may return their online purchases to our stores through Buy Online, Return In Store (“BORIS”). These programs impact the comparable store sales for the store where the merchandise is picked up or returned by the customer. Similarly, as our store locations support the efforts of our interconnected retail initiative, we assign online sales that are delivered to the home or the job-site to the store nearest the delivery

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY THE HOME DEPOT, INC.
Mr. Rufus Decker
July 25, 2013

address for internal reporting purposes. These sales are included in the comparable store sales for that store and are used to assess store performance as part of our associate bonus programs. Because of this interconnected retail strategy, we believe the best way to view our sales is on a consolidated basis across platforms. Additionally, online sales represented less than 2% of our consolidated sales in fiscal 2012. Therefore, we believe there is little or no benefit in disclosing the amount of our online sales on a stand-alone basis because it does not reflect how we operate our business. We did, however, enhance the footnote to our Comparable Store Sales Increase disclosure in our Form 10-Q for the period ended May 5, 2013 to state that online sales are included in our comparable store sales, and we will continue to do so in future filings. The enhanced footnote reads as follows:

Includes Net Sales at locations open greater than 12 months, including relocated and remodeled stores and online sales and excluding closed stores. Retail stores become comparable on the Monday following their 365th day of operation. Comparable store sales is intended only as supplemental information and is not a substitute for Net Sales or Net Earnings presented in accordance with generally accepted accounting principles.

Critical Accounting Policies, page 24
Goodwill and Other Intangible Assets, page 26

4.
We note your disclosures regarding your policy for goodwill and other intangible assets. In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the level of your business that represents the reporting unit level used for goodwill impairment assessment purposes. For any reporting units with a fair value not substantially in excess of its carry value, please provide the following disclosures for each of these reporting units:

•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent evaluation;

•	The amount of goodwill; and

•	A description of the assumptions that drive the estimated fair value.
Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response: In future filings, we will disclose the reporting unit levels used for goodwill impairment assessment purposes and the additional disclosures required for any reporting unit with a fair value not substantially in excess of its carrying value. After closing our China retail operations in fiscal 2012 and impairing all of the goodwill related to that reporting unit, the remaining reporting units assessed were U.S., Canada, and Mexico, all of which management believed had fair values substantially in excess of their carrying values based on qualitative assessments. The revised disclosure would read as follows:

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. We do not amortize goodwill but do assess the recoverability of goodwill in the third quarter of each fiscal year, or more often if indicators warrant, by determining whether the fair value of each reporting unit supports its carrying value. We assess qualitative factors to determine whether it is more likely than not that the fair value of

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY THE HOME DEPOT, INC.
Mr. Rufus Decker
July 25, 2013

each reporting unit is less than its carrying amount as a basis for determining whether it is necessary to complete quantitative impairment assessments. The reporting units assessed for impairment during fiscal 2012 were U.S., Canada, Mexico and China. During fiscal 2012, for all reporting units other than our China reporting unit, we used qualitative factors to determine that our goodwill balances for each reporting unit were not impaired, as we believed the fair value for each of these reporting units was substantially above its carry value. For our China reporting unit, we recorded a charge of $97 million to impair all of the goodwill associated with that reporting unit in fiscal 2012. Impairment charges related to our remaining goodwill were not material for fiscal 2012, 2011 or 2010.

We amortize the cost of other intangible assets over their estimated useful lives, which range up to ten years, unless such lives are deemed indefinite. Intangible assets with indefinite lives are tested in the third quarter of each fiscal year for impairment, or more often if indicators warrant. Impairment charges related to our other intangible assets were not material for fiscal 2012, 2011 or 2010.

1. Summary of Significant Accounting Policies, page 35
Services Revenues, page 36

5.
Please tell us whether you offer extended protection or warranty plans for your products. If so, please enhance your disclosure to include your accounting policy for recognizing revenues related to these extended protection or warranty plans.

Response: Extended protection plans are offered to our customers through contracts with third-party service providers. Under these contracts, we are not the primary obligor in the transaction and therefore record the related revenue on a net basis. Revenue related to extended protection plans was not material for fiscal 2012, 2011 or 2010 and therefore was not addressed in our 2012 Form 10-K as a significant accounting policy. If revenue related to the extended protection plans increases to material levels in future periods, we will include the related disclosures in our summary of significant accounting policies.

Segment Information, page 39

6.
You indicate that you operate in a single reportable segment primarily in North America. Please help us understand how you determined your operating segments pursuant to ASC 280-10-50-1 through 50-9 as well as your reportable segment pursuant to ASC 280-10-50-10. Please tell us how you determined that it was appropriate to aggregate your operating segments based on ASC 280-10-50-11 through 50-19.

Response: We determine our operating segments based upon the management approach and consider our Chief Executive Officer to be our chief operating decision maker (“CODM”). Our CODM manages the business and assesses its overall performance as a business selling home improvement products and services to do-it-yourself, do-it-for-me and professional customers in the U.S., Canada and Mexico. We manage and make key operating decisions for all of our businesses centrally at the Atlanta Store Support Center. Operations in the U.S., Canada and Mexico each earn revenue and incur expenses and have discrete financial information available. The U.S. has an Executive Vice President and Canada and Mexico each have a Division President, all of whom are considered segment managers, and are responsible for their respective results of operations and report directly to the CODM. The Executive Vice

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY THE HOME DEPOT, INC.
Mr. Rufus Decker
July 25, 2013

President – U.S. Stores and the Canada and Mexico Division Presidents monitor the actual and forecasted results of operations for their responsible area, and these results are presented to the CODM on a routine basis. Our CODM reviews the operating results of the U.S., Canada and Mexico to make decisions about the allocation of resources and to assess the performance of each. As a result, we believe the Company consists of three operating segments: U.S., Canada and Mexico.

All three of our operating segments – U.S., Canada and Mexico – are similar in the nature of products and services, production processes, customer classes and distribution methods used. The product lines for each country are similar and are grouped into the same departments across each country. The Company focuses on the same classes of customers, do-it-yourself, do-it-for-me and professional customers, in the U.S., Canada and Mexico. The Home Depot retail locations are the dominant distribution vehicle to customers in the U.S., Canada and Mexico. Each country utilizes similar store layouts, customer service principles and product handling and distribution methods. Associates also receive the same training regarding product knowledge, interaction with customers, safety, etc. in each country.

The Company’s operations in the U.S., Canada and Mexico have very similar economic characteristics due to the fact that each is made up of stores built from the same prototype with the same functionality that sell similar products and services. The financial results of each of these countries follow the same trends and react the same way in response to both positive and negative factors such as general economic upturns and downturns and trends in existing home sales and housing starts. We expect similar gross margin and sales trends for the U.S., Canada and Mexico to continue in the future.

The key financial measures of the Home Depot stores in the U.S., Canada and Mexico that demonstrate similar economic characteristics are gross margin (“GM”) and operating margin (“OM”). Gross margin and operating margin results for the U.S., Canada and Mexico are set forth below for our three most recent fiscal years:

	2012		2011		2010
	GM%	OM%	GM%	OM%	GM%	OM%
U.S.	[***]	[***]	[***]	[***]	[***]	[***]
Canada	[***]	[***]	[***]	[***]	[***]	[***]
Mexico	[***]	[***]	[***]	[***]	[***]	[***]

Gross margin and operating margin results for each country are historically similar and are expected to continue to follow a similar trend in the future. As such, U.S., Canada and Mexico are aggregated into one reportable operating segment.

The objective of the segment disclosure required by FASB ASC 280 is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of its financial statements better understand its performance, assess its prospects for future net cash flows and make more informed judgments about the public entity as a whole. Based on the factors discussed above, and the fact that combined sales for Canada and Mexico represent only approximately 11% of fiscal 2012 consolidated sales, we believe that our presentation of financial information as one reportable operating segment effectively achieves this objective.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY THE HOME DEPOT, INC.
Mr. Rufus Decker
July 25, 2013

7.
Based on the senior leadership team on your website, it appears that you have Presidents for Northern, Western and Southern Divisions within the United States as well as an Executive Vice President – U.S. Stores. It also appears that there are Presidents for Canada and Mexico as well. Please provide us with an organization chart that shows these individuals and discusses their responsibilities.

Response: Please refer to the organization chart attached as Exhibit A to this letter, which includes each of our Presidents for the Northern, Western and Southern Divisions within the United States, our Presidents for Canada and Mexico, our Executive Vice President – U.S. Stores, our Chief Executive Officer and our other Executive Vice Presidents. Our corporate strategy for our retail operations is set by our Chief Executive Officer and executed by our Executive Vice President – U.S. Stores and Canada and Mexico Division Presidents. In order to break the U.S. Stores business down into manageable components and to allow for an efficient rollout of the decisions and objectives of the Chief Executive Officer, our Executive Vice President – U.S. Stores is assisted at the Division level by the Presidents of our Northern, Western and Southern Divisions. We have included below specific details regarding the individual job responsibilities for our Executive Vice President – U.S. Stores and the Presidents of our U.S. Divisions, Canada and Mexico. Please note that the store count figures are as of the end of fiscal 2012.

•
Our Executive Vice President – U.S. Stores is responsible for driving alignment and execution across the Company’s retail divisions and overseeing operations of 1,976 stores in the United States, Guam, Puerto Rico and the U.S. Virgin Islands.

•	Our President, Northern Division is responsible for the sales and operations of 795 stores in 24 U.S. states.

•	Our President, Western Division is responsible for the sales and operations of 496 stores in 13 U.S. states and Guam.

•	Our President, Southern Division is responsible for the sales and operations of 686 stores in 15 U.S. states, Puerto Rico and the U.S. Virgin Islands.

•	Our President, Canada is responsible for the sales and operations of 180 stores in Canada.

•	Our President, Mexico is responsible for the sales and operations of 100 stores in Mexico.

8.	Please tell us the nature and purpose of any discrete financial information that the chief operating decision maker and/or the Board of Directors receives by:

•	Region inside the United States, such as for your Northern, Western and Southern Divisions, and/or

•	Country, such as for the United States, Canada and Mexico.

Response: The key operating reports that are reviewed by our CODM to assess the Company’s performance provide the results of our operations predominately at the overall consolidated level. The operations in the U.S., Canada and Mexico, however, each earn revenue and incur expenses and have discrete financial information available.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY THE HOME DEPOT, INC.
Mr. Rufus Decker
July 25, 2013

Every month, the CODM receives an Internal Reporting Package prepared on a consolidated basis. The Internal Reporting Package includes a consolidated Income Statement and explanations of basis point variances to last year and plan at a consolidated level.

Also every month, the CODM receives a Consolidated Financial Review package that presents information at a consolidated level, and then also presents operating results for Canada and Mexico. The Consolidated Financial Review package includes a consolidated Income Statement, an Income Statement for U.S., Canada and Mexico and related Income Statement variance explanations for each. It also presents Gross Margin, Comparable Store Sales, General & Administrative Expense, Operating Margin, Capital and Inventory analyses versus last year and plan for U.S., Canada and Mexico. Additional information on the Balance Sheet and Cash Flow are included at a consolidated level.

Every quarter, the CODM receives an Executive Update package that primarily addresses U.S. results. This package includes an Income Statement for the U.S. operations along with its related variance explanations. The results for the U.S. operations include certain results information presented by Division. The U.S. operations are currently organized as three geographical divisions in the U.S.: the Northern, Western and Southern Divisions. These U.S. Divisions have similar operating and economic characteristics, including similar gross margins and operating margins. They are organized in this manner to break the U.S. business down into manageable components that allow for an efficient rollout of the decisions and objectives of the CODM. Sales for the U.S. are also presented by Market, which are break-outs of key metropolitan areas. Sales for the Northern, Western and Southern Divisions are also presented by Region, which are further breakdowns of each Division. The information presented by Division, Region and Market is limited in scope and used only to supplement the more complete information provided by country.

Also on a quarterly basis, the CODM receives a Conference Call Book that contains key metrics and other financial information at a consolidated level, which is prepared in anticipation of the earnings conference call to discuss our quarterly results.

In addition, our Board of Directors (“BOD”), which includes our CODM, receives a summary of consolidated operating results each month. On a quarterly basis, the BOD also receives a summary of consolidated operating results with certain supplemental operating metrics like comparable store sales by country and by the U.S. Divisions.

* * * * * *

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY THE HOME DEPOT, INC.
Mr. Rufus Decker
July 25, 2013

If you have any questions or comments or need additional information, please do not hesitate to contact me. I may be reached at (770) 384-5735 or by fax (770) 384-5736 or e-mail (Carol_Tome@homedepot.com).

Respectfully submitted,

/s/ Carol B. Tomé
Carol B. Tomé
Chief Financial Officer and Executive Vice President – Corporate Services

cc:	Teresa Wynn Roseborough Executive Vice President, General Counsel and Corporate Secretary
F. Duane Ackerman Chair, The Home Depot, Inc. Audit Committee

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY THE HOME DEPOT, INC.

Exhibit A

The Home Depot, Inc.